[AK Letterhead]

July 28, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549

Re:	Axion Power International, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 3, 2008 File No. 333-150901

Ladies and Gentlemen:

On behalf of Axion Power International, Inc. (“Axion” or the “Company”), we are writing in response to your letter dated July 15, 2008, addressed to Thomas Granville, the Chief Executive Officer of the Company, pursuant to which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In response to the Staff’s comments, we are electronically transmitting herewith Amendment No. 2 to the above referenced Amended Registration Statement (“Amendment No. 2”). For the ease of the Staff’s further review, we have also forwarded today, by way of overnight delivery to the attention of Mr. Geoffrey Kruczek, five (5) marked copies of Amendment No. 2 showing changes from the initial filing of the Amended Registration Statement.

Our responses to each of the Staff’s comments are set forth below. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 2. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that we are filing today on behalf of the Company via EDGAR.

Management

1.             Comment:

Please clarify the nature of your relationship with Mr. Conway. We note that you refer to him here and on page 40 as your former chief financial officer, but your disclosure indicates that he continues to be employed with you as an executive officer.

Response:

Mr. Conway stepped down as Chief Financial Officer on June 18th, but remained an employee of the company through the filing of the Amended Registration Statement on July 3rd. He officially terminated his employment with the company on July 4th. We have noted this on pages 40 and 44 of Amendment No. 2.

Power of Attorney

2.   Comment:

Please revise to remove the heading on this page. Also, please include a reference to the power of attorney in your exhibit index, including the location of where the power of attorney was previously filed.

U.S. Securities and Exchange Commission
July 28, 2008

Response:

We have removed the heading on the signature page in question, which was unintentionally left on the page in the Amended Registration Statement and included a reference to the power of attorney filed with the initial registration statement as Exhibit 24.1.

* * * * *

We trust that Amendment No. 2 and the responses set forth herein have resolved the remaining open issues and Axion will be permitted to file an acceleration request in due course. We note the Staff’s instructions and observations with respect to requesting acceleration of a registration statement and acknowledge the Staff’s concerns with respect to notification and timing.

Please do not hesitate to contact me at (214) 659-4589 if we can be of any further assistance in reviewing the above responses.

Very truly yours,

/s/ QUENTIN COLLIN FAUST
Quentin Collin Faust
Andrews Kurth LLP

cc:	Tom Granville
Donald T. Hillier